

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288   Fax (852) 2845 9005
gsd@jardines.com

RECEIVED

2004 APR 26 A 11: 51

INTERNATIONAL
CORPORATE FINANCE

Group Secretariat

DAIRY FARM **INTERNATIONAL** HOLDINGS LIMITED
Securities and **Exchange** Commission File No.82-2962



04024581

SUPPL

13th April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

<u>Dairy Farm International Holdings Limited</u>

We enclose for your information a copy of a press release issued on 13th April 2004 in respect of the Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

PROCESSED

APR 28 2004

THOMSON
FINANCIAL

To: Business Editor   For immediate release

TERMINATION OF AMERICAN DEPOSITARY RECEIPT FACILITY

13th April 2004 – Dairy Farm International Holdings Limited today announced that it has given notice to The Bank of New York (the 'Depositary') to terminate the Company's American Depositary Receipt ('ADR') facility. It is expected that the facility will terminate with effect from the close of trading on 28th May 2004 (the 'Termination Date').

The Depositary will issue termination notices to ADR holders at least one month prior to the Termination Date. Under the termination provisions set out in the Deposit Agreement with the Depositary, holders of the Company's ADRs are entitled to return their ADRs at any time after receipt of the notice of termination from the Depositary and during the 12 month period following the Termination Date. ADRs submitted during that period will be exchanged for the number of the Company's ordinary shares represented by such ADRs. Each ADR represents five ordinary shares.

Any ADRs outstanding after the Termination Date may not be transferred nor receive any further distributions of dividends, and the Depositary shall not give out any further notices or perform any further acts under the Deposit Agreement. The Depositary will, however, retain and hold any dividends or other distributions for the benefit of the ADR holders and deliver such dividends or other distributions to the ADR holders upon surrender of the ADRs in exchange for the underlying entitlement to ordinary shares. Under the terms of the Deposit Agreement, any ordinary shares held by the Depositary on the date 12 months after the Termination Date (expected to be 28th May 2005) will be sold and the funds retained for the benefit of the holders of the respective ADRs.

For the avoidance of doubt, the final dividend in respect of 2003, payable to registered shareholders on 12th May 2004, will be paid to ADR holders prior to the Termination Date becoming effective.

Holders of ADRs should contact The Bank of New York at (212) 815 4271 for further information.

- more -

Dairy Farm has its primary share listing in London, with secondary listings in Singapore and Bermuda.

Dairy Farm is a leading pan-Asian retailer. At 31st December 2003, the Group and its associates operated 2,570 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants; employed 56,800 people in the region; and had 2003 total sales of US$4.5 billion. Dairy Farm is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Dairy Farm Management Services Limited
Neil M McNamara   (852) 2843 8227

Golin/Harris Forrest
John Morgan   (852) 2501 7939

This and other Group announcements can be accessed through the Internet at 'www.dairyfarmgroup.com'.



Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

To: Business Editor   For immediate release

TERMINATION OF AMERICAN DEPOSITARY RECEIPT FACILITY

13th April 2004 – Dairy Farm International Holdings Limited today announced that it has given notice to The Bank of New York (the 'Depositary') to terminate the Company's American Depositary Receipt ('ADR') facility. It is expected that the facility will terminate with effect from the close of trading on 28th May 2004 (the 'Termination Date').

The Depositary will issue termination notices to ADR holders at least one month prior to the Termination Date. Under the termination provisions set out in the Deposit Agreement with the Depositary, holders of the Company's ADRs are entitled to return their ADRs at any time after receipt of the notice of termination from the Depositary and during the 12 month period following the Termination Date. ADRs submitted during that period will be exchanged for the number of the Company's ordinary shares represented by such ADRs. Each ADR represents five ordinary shares.

Any ADRs outstanding after the Termination Date may not be transferred nor receive any further distributions of dividends, and the Depositary shall not give out any further notices or perform any further acts under the Deposit Agreement. The Depositary will, however, retain and hold any dividends or other distributions for the benefit of the ADR holders and deliver such dividends or other distributions to the ADR holders upon surrender of the ADRs in exchange for the underlying entitlement to ordinary shares. Under the terms of the Deposit Agreement, any ordinary shares held by the Depositary on the date 12 months after the Termination Date (expected to be 28th May 2005) will be sold and the funds retained for the benefit of the holders of the respective ADRs.

For the avoidance of doubt, the final dividend in respect of 2003, payable to registered shareholders on 12th May 2004, will be paid to ADR holders prior to the Termination Date becoming effective.

Holders of ADRs should contact The Bank of New York at (212) 815 4271 for further information.

- more -

Issued by: **Dairy Farm Management Services Ltd**
Incorporated in Bermuda with limited liability
F/F Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

Dairy Farm has its primary share listing in London, with secondary listings in Singapore and Bermuda.

Dairy Farm is a leading pan-Asian retailer. At 31st December 2003, the Group and its associates operated 2,570 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants; employed 56,800 people in the region; and had 2003 total sales of US$4.5 billion. Dairy Farm is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Dairy Farm Management Services Limited
Neil M McNamara   (852) 2843 8227

Golin/Harris Forrest
John Morgan   (852) 2501 7939

This and other Group announcements can be accessed through the Internet at 'www.dairyfarmgroup.com'.